03012704

cm

RECEIVED
MAR - 4 2003
SEC MAIL PROCESSING SECTION
WASH. D.C. 181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 9809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George E. Dullnig & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 E. Travis Street, Suite 11
(No. and Street)

San Antonio	Texas	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard R. Dullnig (210) 225-6806
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen, Berg & Co. P.C.
(Name – *if individual, state last, first, middle name*)

130 E. Travis Street Suite 400	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 4 2003
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 2 1 2003

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George R. Dullnig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George E. Dullnig & Co., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERRIE D. HENNEKE
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-18-2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHEN BERG
& CO., P.C.

Certified Public Accountants

Stanley Cohen, CPA
Leonard Retzloff, CPA

Harold M. Berg, CPA
Fernando J. Rocha, CPA

Securities and Exchange Commission,

We have audited in accordance with generally accepted auditing standards, the balance sheet of George E. Dullnig & Co. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and have issued our report thereon dated January 29, 2003.

The audit included a review of the accounting system, the internal accounting controls, and procedures for safeguarding securities. In connection with our audit, no material inadequacies were found to exist or have existed since the date of our previous audit report. In addition, nothing came to our attention that caused us to believe that the Company was not in compliance with the rules and regulations of the Philadelphia Stock Exchange and Securities and Exchange Commission. No material differences exist in the computation of Net Capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

We further inform you that, to the best of our knowledge, neither this firm nor any of its partners has any interest in George E. Dullnig & Co. or is connected with the Company in the capacity of director, officer, employee, or person performing similar functions other than being retained as independent accountants.

Cohen, Berg & Co., P.C.

Cohen, Berg & Co., P.C.
Certified Public Accountants

January 29, 2003
San Antonio, Texas

130 E. Travis, Suite 400, San Antonio, Texas 78205-1608 (210) 222-8054 fax: (210) 222-8496
Member American Institute of Certified Public Accountants

SEC MAIL PROCESSING
RECEIVED
MAR - 4 2003
WASH. D.C. 181 SECTION

AUDIT REPORT OF

GEORGE E. DULLNIG & CO.

AS OF

DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

COHEN BERG
& CO., P.C.

Certified Public Accountants

Stanley Cohen, CPA
Leonard Retzloff, CPA

Harold M. Berg, CPA
Fernando J. Rocha, CPA

Board of Directors
George E. Dullnig & Co.
San Antonio, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of George E. Dullnig & Co. (a Texas Corporation) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, cash flows, and schedule of operating expenses for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of George E. Dullnig & Co. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cohen, Berg & Co., P.C.

Cohen, Berg & Co., P.C.
Certified Public Accountants

January 29, 2003
San Antonio, Texas

130 E. Travis, Suite 400, San Antonio, Texas 78205-1608 (210) 222-8054 fax: (210) 222-8496
Member American Institute of Certified Public Accountants

GEORGE E. DULLNIG & CO.

BALANCE SHEET

AS OF DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	$ 9,594	$ 9,366
Sales Commission Receivable	26,137	16,177
Accounts Receivable - Other	1,500	2,500
Prepaid Expenses	1,589	1,438
Inventory - Trading Securities	156,678	108,882
Investment Securities	338,624	212,698
total current assets	$ 534,122	$ 351,061
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 34,636	$ 34,636
Less: Accumulated Depreciation	27,064	22,685
net property and equipment	7,572	11,951
OTHER ASSETS		
Stock Exchange Membership	$ 47,000	$ 29,000
Escrow Deposit	50,000	50,000
Deferred Tax Asset	6,900	6,620
total other assets	103,900	85,620
TOTAL ASSETS	$ 645,594	$ 448,632

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Payables to Broker-Dealers and Clearing Organizations	$ 103,365	$ 15,000
Accounts Payable	5,915	0
total current liabilities	$ 109,280	$ 15,000
OTHER LIABILITIES		
Deferred Income Tax	$ 42,000	$ 23,000
STOCKHOLDERS' EQUITY		
Common Stock: $1 Par Value, 1,000,000 Shares Authorized, 69,000 Shares Outstanding	$ 69,000	$ 69,000
Preferred Stock	500	500
Paid in Capital	835	835
Retained Earnings	184,240	207,485
Unrealized Gain on Securities	239,739	132,812
total stockholders' equity	494,314	410,632
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 645,594	$ 448,632

"The accompanying notes are an integral part of these Financial Statements."

GEORGE E. DULLNIG & CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	COMMON STOCK	PREFERRED STOCK	PAID IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
BALANCE JANUARY 1, 2001	$ 69,000	$ 500	$ 835	$ 242,883	$ 124,868	$ 438,086
NET LOSS				(16,548)		(16,548)
UNREALIZED GAINS ON INVESTMENT SECURITIES - (NET OF DEFERRED TAXES OF $1,000)					7,944	7,944
DIVIDENDS PAID				(18,850)		(18,850)
BALANCE DECEMBER 31, 2001	$ 69,000	$ 500	$ 835	$ 207,485	$ 132,812	$ 410,632
NET LOSS				(4,395)		(4,395)
UNREALIZED GAINS ON INVESTMENT SECURITIES - (NET OF DEFERRED TAXES OF $19,000)					106,927	106,927
DIVIDENDS PAID				(18,850)		(18,850)
BALANCE DECEMBER 31, 2002	$ 69,000	$ 500	$ 835	$ 184,240	$ 239,739	$ 494,314

"The accompanying notes are an integral part of these Financial Statements."

GEORGE E. DULLNIG & CO.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

		2002	% Income		2001	% Income
INCOME						
Commissions - OTC Agency	$	71,290	18.1	$	88,541	23.8
Commissions - OTC 3rd Market		208,171	53.0		214,676	57.8
Commissions - Listed Securities		54	0.0		735	0.2
Commissions - Listed Options		4,189	1.1		4,995	1.3
Mutual Fund Income		2,501	0.6		1,711	0.5
Overflow Income		399	0.1		1,564	0.4
Gain (Loss) from Sale of Trading Securities		(3,191)	(0.8)		6,701	1.8
Unrealized Gain (Loss) on Trading Securities		66,086	16.8		(3,399)	(0.9)
Miscellaneous Income		15,660	4.0		28,760	7.7
Dividend Income		3,375	0.9		3,226	0.9
Interest Income		24,364	6.2		24,134	6.5
total income	$	392,898	100.0	$	371,644	100.0
OPERATING EXPENSES		396,737	100.8		391,447	105.5
LOSS FROM OPERATIONS	$	(3,839)	(0.8)	$	(19,803)	(5.5)
OTHER INCOME (EXPENSE)						
Bad Debt Recovery	$	500	0.1	$	335	0.1
Interest Expense		(1,336)	(0.3)		0	0.0
total other income (expense)		(836)	(0.2)		335	0.1
LOSS BEFORE INCOME TAXES	$	(4,675)	(1.0)	$	(19,468)	(5.4)
INCOME TAX BENEFIT		280	0.1		2,920	0.8
NET LOSS	$	(4,395)	(0.9)	$	(16,548)	(4.6)
OTHER COMPREHENSIVE INCOME						
Unrealized Gains on Available for Sale Securities - net of taxes		106,927			7,944	
TOTAL COMPREHENSIVE INCOME/(LOSS)	$	102,532		$	(8,604)	

"The accompanying notes are an integral part of these Financial Statements."

GEORGE E. DULLNIG & CO.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Operations

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD).

B. Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates.

C. Marketable Securities

Marketable securities are carried at fair market value which is in compliance with the S.E.C.'s regulations in reporting marketable securities.

Marketable securities at December 31, are summarized as follows:

	2002	2001
Trading Securities		
Market Value	$ 156,678	$ 108,882
Cost	201,500	219,789
Unrealized Loss	$ (48,822)	$ (110,907)
Investment Securities		
Market Value	$ 338,624	$ 212,698
Cost	56,886	56,886
Unrealized Gain	$ 281,738	$ 155,812
Less: Deferred taxes on unrealized gains on investment securities	(42,000)	(23,000)
Net Unrealized Gain on Investment Securities	$ 239,738	$ 132,812

GEORGE E. DULLNIG & CO.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (4,395)	$ (16,548)
Adjustments to Reconcile Net Loss to Net Cash from Operating Activities:		
Depreciation	4,379	4,659
(Increase) Decrease in Assets:		
Change in Receivables	(8,960)	7,169
Change in Prepaid Expenses	(151)	341
Change in Inventory	(47,795)	5,733
Change in Deferred Tax Asset	(280)	(2,920)
Increase (Decrease) in Liabilities:		
Change in Accounts Payable	94,280	10,829
Change in Accrued Expenses	0	(17)
net cash flows from operating activities	$ 37,078	$ 9,246
CASH FLOW FROM INVESTING ACTIVITIES		
Investment in Stock Exchange	$ (18,000)	$ (18,000)
CASH FLOW FROM FINANCING ACTIVITIES		
Dividends Paid	$ (18,850)	$ (18,850)
NET CHANGE IN CASH	$ 228	$ (27,604)
CASH BALANCE - BEGINNING OF THE YEAR	9,366	36,970
CASH BALANCE - END OF YEAR	$ 9,594	$ 9,366

SUPPLEMENTAL DISCLOSURES:

... No income taxes were paid in the years presented
... The company incurred and paid interest costs of $1,336 and $0 for the years ended December 31, 2002 and 2001, respectively.

NONCASH DISCLOSURES:

... Deferred taxes on the unrealized gains on investment securities increased by $19,000 and $1,000 for the years ended December 31, 2002 and 2001, respectively.

"The accompanying notes are an integral part of these Financial Statements."

D. Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by using the straight-line method for financial reporting purposes. The estimated useful lives of the assets are:

Furniture and Fixtures	3 - 10 years

For federal income tax purposes, depreciation is computed by using the modified accelerated cost recovery method. Maintenance, repairs, and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

E. Payables to Brokers or Dealers

	2002	*2001*
Other - Margin Account	$ 103,365	$ 15,000

The Company received advances from its margin account held at its clearing broker. The amounts due represent advances received for working capital purposes and are collateralized by securities owned by the Company.

E. Income Taxes

Listed below is a reconciliation of the income tax benefit:

	2002	*2001*
Deferred Income Tax Benefit	$ 280	$ 2,920

GEORGE E. DULLNIG & CO.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

F. Deferred Tax Asset/Liability

	2002	*2001*
Noncurrent Deferred Tax Asset	$ 6,900	$ 6,620
Noncurrent Deferred Tax Liability	(42,000)	(23,000)
Net Noncurrent Deferred Tax Liability	$ (35,100)	$ (16,380)

The deferred tax asset and liability results primarily from the net operating loss carryforwards of $52,402 and $52,194 and the deferral of $281,738 and $155,812 in unrealized gains on securities required to be stated at market value for tax purposes.

G. Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the statement of income and statement of changes in stockholders' equity.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $336,115 and $301,293, which is $236,115 and $201,293 in excess of its required net capital of $100,000. The company's percentage of aggregate indebtedness to net capital was 33% and 5% for the years ended December 31, 2002 and 2001.

NOTE 3 - OTHER DISCLOSURES

The most recent annual report of George E. Dullnig & Co., pursuant to Rule 17A-5 is available for examination at our office as well as the regional office of the Securities and Exchange Commission, Ft. Worth, Texas.

GEORGE E. DULLNIG & CO.

SCHEDULE OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	% Income	2001	% Income
OPERATING EXPENSES				
Advertising	$ 6,250	1.6	$ 3,980	1.1
Bank Charges	0	0.0	10	0.0
Brokerage and Clearance Fees	30,012	7.6	34,884	9.4
Commissions	170,234	43.3	165,418	44.5
Depreciation	4,379	1.1	4,659	1.3
Dues, Fees and Assessments	2,041	0.5	2,546	0.7
Entertainment	4,637	1.2	3,621	1.0
Insurance	30,320	7.7	25,739	6.9
Internet	3,280	0.8	3,637	1.0
Office	8,280	2.1	13,548	3.6
Parking	4,800	1.2	4,880	1.3
Postage	1,391	0.4	1,856	0.5
Professional Services	7,625	1.9	3,386	0.9
Rent	19,785	5.0	19,525	5.3
Repairs and Maintenance	94	0.0	125	0.0
Salaries - Other	48,591	12.4	48,607	13.1
Subscriptions	1,572	0.4	2,136	0.6
Taxes - Payroll	15,254	3.9	15,455	4.2
Taxes - State/Local	1,324	0.3	1,493	0.4
Telephone	5,377	1.4	4,906	1.3
Wire Service	31,491	8.0	31,036	8.4
TOTAL OPERATING EXPENSES	$ 396,737	100.8	$ 391,447	105.5